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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(a) *



                           Vermont Pure Holdings, Ltd.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                    924237100
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                                 (CUSIP Number)


             Vermont Pure Holdings, Ltd.        Brian Keeler, Esq.
             Route 66, P.O. Box C               Bingham Dana LLP
             Catamount Industrial Park          150 Federal Street
             Randolph, VT 05060                 Boston, MA 02110
             (802) 728-6000                     (617) 951-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 5, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)
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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 924237100                   13D                    Page  2 of  5 Pages
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1         NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Ross S. Rapaport, not in his individual capacity but solely as Trustee of the following trusts:
          U/T/A dated 12/16/91 F/B/O Joan Baker et al.
          Peter K. Baker Life Insurance Trust
          John B. Baker Life Insurance Trust

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [ ]
                                                                        (b) [ ]
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3         SEC USE ONLY


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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          Not Applicable.                                                    [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                  7      SOLE VOTING POWER

                         3,065,218 - 15.2%  (See Item 5)
                 ---------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             None.
  OWNED BY       ---------------------------------------------------------------
EACH REPORTING    9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         3,065,218 - 15.2% (See Item 5)
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         None.
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,065,218  (See Item 5)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
          Not Applicable.
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.2%       (See Item 5)
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO (See Item 5)
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CUSIP No. 924237100                   13D                    Page  3 of  5 Pages
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ITEM 1.  SECURITY AND ISSUER:

     The class of equity securities to which this statement relates is Common Stock of Vermont Pure Holdings, Ltd. (the "Issuer"), par value $0.001 per share ("Common Stock").

     The following is the name and address of the principal executive offices of the issuer of the shares of Common Stock:

          Vermont Pure Holdings, Ltd.
          Route 66, P.O. Box C
          Catamount Industrial Park
          Randolph, VT 05060

ITEM 2.  IDENTITY AND BACKGROUND:

(a) The name of the person filing is Mr. Ross S. Rapaport, not in his individual capacity but solely as Trustee (the "Reporting Person").

(b) The address of the Reporting Person is at 750 Summer Street, Stamford, Connecticut 06901.

(c) The present principal occupation of the Reporting Person is Senior Partner of Rapaport & Ellenthal, P.C., a general practice law firm with a principal place of business at 750 Summer Street, Stamford, Connecticut 06901.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws and has not been found to be in violation of any such laws.

(f) The Citizenship of the Reporting Person in his individual capacity is the United States of America. The Reporting Person is also Trustee of the following trusts, each of which is organized under the laws of the State of
     Connecticut:

     U/T/A dated 12/16/91 F/B/O Joan Baker et al.
     Peter K. Baker Life Insurance Trust
     John B. Baker Life Insurance Trust

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION:

     The Reporting Person received an aggregate of 3,065,218 shares of Common Stock of the Issuer in partial consideration for the Reporting Person's transfer to the Issuer of an aggregate of 429 shares of Common Stock of Crystal Rock Spring Water Company pursuant

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CUSIP No. 924237100                   13D                    Page  4 of  5 Pages
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to the Agreement and Plan of Merger and Contribution, dated as of May 5, 2000, by and among the Reporting Person, in his capacity as Trustee of each of U/T/A dated 12/16/91 F/B/O Joan Baker et al., the Peter K. Baker Life Insurance Trust and the John B. Baker Life Insurance Trust, the Issuer and certain others, as amended (the "Merger Agreement"). For the Purposes of the Merger Agreement, such shares were deemed to have a value of $3.15 per share.

ITEM 4.  PURPOSE OF TRANSACTION:

     The Reporting Person acquired securities of the Issuer for investment purposes and has no plans or proposals of the type for which disclosure is required pursuant to this item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

     The Reporting Person owns beneficially an aggregate of 3,065,218 shares of Common Stock, representing approximately 15.2% of the outstanding shares of Common Stock of the Issuer. The Reporting Person has sole power to vote and dispose of such shares in his capacity as Trustee of U/T/A dated 12/16/91 F/B/O Joan Baker et al., which holds 3,041,372 shares representing approximately 15.1% of the outstanding shares of Common Stock of the Issuer, Peter K. Baker Life Insurance Trust, which holds 11,923 shares representing less than 0.1% of the outstanding shares of Common Stock of the Issuer, and John B. Baker Life Insurance Trust, which holds 11,923 shares representing less than 0.1% of the outstanding shares of Common Stock of the Issuer.

     The Reporting Person engaged in no transaction, other than the transactions disclosed on this Schedule 13D, in the securities of the Issuer during the 60 days prior to the date of this Schedule 13D. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of Common Stock of the Issuer reported on this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     As described in further detail in Item 3, the Reporting Person, in his capacity as Trustee, received shares of Common Stock of the Issuer in partial consideration for the Reporting Person's transfer to the Issuer of an aggregate of 429 shares of Common Stock of Crystal Rock Spring Water Company pursuant to the Merger Agreement. In connection with the Merger Agreement, the Reporting Person executed Lock-Up Agreement pursuant to which the Reporting Person agreed not to sell any shares for a period of one year following the Merger Agreement. However, the Lock-Up Agreement permits transfers to family members or family trusts or partnerships, as well as the transfer of up to an aggregate of 200,000 shares of Common Stock in one or more private transactions to persons or companies that do not compete with the Issuer, in each case so long as any such transferee agrees to be bound by the terms of the Lock-Up Agreement.


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CUSIP No. 924237100                   13D                    Page  5 of  5 Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

     The following exhibit is incorporated by reference from Exhibit N to Appendix A filed as to the Issuer's Proxy Statement on Schedule 14A filed September 8, 2000.

Exhibit A     Lock-Up Agreement



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       10/16/00
                                        --------------------------------------
                                                        (Date)


                                                /s/ Ross S. Rapaport
                                        --------------------------------------
                                        Ross S. Rapaport, not in his individual
                                        capacity but solely as Trustee of each
                                        of U/T/A dated 12/16/91 F/B/O Joan
                                        Baker et al., Peter K. Baker Life
                                        Insurance Trust, and John B. Baker Life
                                        Insurance Trust